320 Interstate North Parkway, SE Atlanta, Georgia 30339 678-424-2400 P 678-424-2500 F www.cbeyond.net

January 21, 2009

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBEYOND, Inc.

         Form 10-K for the fiscal year ended December 31, 2007

         Filed February 29, 2008

         File No. 0-51588

Dear Mr. Spirgel:

Cbeyond, Inc. respectfully submits this response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on December 19, 2008, to the above-referenced filing. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies, page 65

Revenue Recognition

1.	We note that mobile handset revenue is recognized at the time of shipment, utilizing the residual method to allocate the arrangement consideration. The use of the residual method implies that you do not have sufficient evidence of fair value for your handsets. To help us understand why you do not have evidence of fair value of your handset, tell us more about your mobile business including but not limited to whether:

(1)	you sell the product or service separately;

(2)	the product or service is unique to you; and

(3)	if you sell a similar product or service on a standalone basis.

Response:

Cbeyond is unable to obtain objective and reliable evidence of the fair value of the mobile handsets that we provide to our customers because (i) we do not sell mobile handsets separately from integrated communication and information technology (IT) service contracts, which we call our “BeyondVoice” packages; (ii) our BeyondVoice packages are unique to our business; and (iii) we do not sell mobile handsets on a standalone basis. Instead, we sell the mobile handsets in connection with a BeyondVoice service contract, typically at a price that is less than their actual wholesale cost to us. As a result, for the reasons set forth below, we respectfully submit that no objective and reliable evidence of the fair value of the handsets is available, and we have thus correctly used the residual method to allocate arrangement consideration to the handsets as set forth in paragraph 12 of EITF 00-21, although such mobile handsets are correctly considered separate units of accounting under paragraph 9 of EITF 00-21. Although our net income in the period that we deliver the handsets to our customers would increase if we were to allocate the arrangement consideration based upon our cost (i.e., as an estimate of fair value) of the mobile handsets, for the reasons set forth below, we do not believe that EITF 00-21 would support that treatment.

Our relationship with a customer starts with the sale of a subscription to one of three BeyondVoice packages. The three BeyondVoice packages offered to customers are differentiated based on bandwidth, number of lines, and number of minutes included within the base package. They are essentially a single basic product offered in three sizes, depending on the customer’s size and need for bandwidth. Each BeyondVoice package includes local and long distance voice services and broadband Internet access. Each service package is available only under fixed-length, flat-rate contracts at pre-determined prices. Incremental quantities and additional applications may be purchased in addition to those provided in the base package. Mobile voice and data services may be included within the base package or added as additional lines outside of the base package. We do not offer any of our services or products, or any similar services or products, including those related to mobile services, on an unbundled, standalone basis.

In the subscription agreement, the customer requests and we provide a stated number of voice connections for a flat monthly subscription fee over a minimum period – typically 36 months. Those connections can be solely land line or a combination of land and mobile lines. The monthly subscription price remains the same whether the voice connections include solely land lines or a combination of land and mobile lines. We generally seek to charge, but do not always require, an additional one-time fee for each mobile handset. Our selling price for each integrated BeyondVoice package has remained consistent both before and after our introduction of mobile services in 2006. In addition, since we introduced mobile services to our customers, we continue to sell customers BeyondVoice packages with and without mobile services without pricing differentiation.

When we sell mobile handsets to our customers in connection with a BeyondVoice package, the handsets are sold below cost and, in some cases, are provided without additional charge. The actual price charged per handset varies depending upon the outcome of individual customer negotiations, and we do not sell handsets or similar products on a standalone basis. Thus, even among customers who subscribe to the same BeyondVoice packages, we may sell the same handset for prices ranging from free to over $100. Consequently, we have no objective and reliable evidence of the fair value of the handsets because we sell the handsets at varying prices to similarly situated customers.

As discussed in our response to Question 2, we purchase our mobile handsets from recognized, global manufacturers such as Motorola, Research In Motion, Sanyo and LG. The mobile handsets that we purchase are the manufacturers’ standard models and are not unique to Cbeyond. In addition, we do not manufacture any of our own handsets. We do not consider our wholesale cost of handsets that we purchase for re-sale to be fair value for purposes of allocating arrangement consideration as set forth in paragraph 12 of EITF 00-21 because we do not use the wholesale price as a benchmark for the price at which we ultimately sell the handsets to our customers. Rather, as stated above, the price charged to customers is a result of individual customer negotiations.

In contrast, we do have significant objective and reliable evidence of the fair value of the undelivered service portion of the BeyondVoice packages, which we provide for a monthly fee, which is contingent on our delivery of service over the contract term. This evidence is most strongly demonstrated by the consistency of the pricing for BeyondVoice services over time, both prior to the introduction of our mobile service and after its introduction. This evidence is also strongly supported by the fact that approximately 50% of our new customers do not include mobile service in their BeyondVoice package, but pay the same monthly subscription fee as those customers that include mobile service in their BeyondVoice package.

Further, in accordance with paragraph 14 of EITF 00-12, all future consideration received by us is contingent upon delivery of service under each BeyondVoice service agreement. Thus, no amount could be properly allocated to the mobile handsets under this paragraph.

We believe that our bundled communication and IT service packages and integrated mobile communications services are unique in the current marketplace. We have been offering local and long distance voice services and broadband Internet access, plus additional value-added applications to small business customers since 2001. We now offer our service packages in twelve cities across the U.S. We do not offer any of our services or products, or any similar services or products, including those related to mobile services, on an unbundled, standalone basis. Prior to becoming a customer of Cbeyond, most of our customers used the local incumbent telephone company for their voice services and a variety of other providers for Internet connectivity and mobile communications services. The BeyondVoice packages that we provide bundle all of these services together. We believe that no other company integrates mobile services with a landline voice and data service offering in the way that Cbeyond does.

Based on the preceding analysis, we respectfully submit that we do not have objective and reliable evidence of fair value of the delivered mobile handsets because we do not sell or price those devices separately from our BeyondVoice packages. Rather, we sell our Beyond Voice package and allow our customers to elect a certain number of mobile connections, with no differentiation in the contract price. The pricing of the mobile handsets is neither standardized nor set. Based on our unique method of providing bundled communications services to our customers, we are unable to derive objective and reliable evidence of the fair value of the handsets. However, we believe that we have strong objective and reliable evidence of fair value of the undelivered BeyondVoice service elements. Thus, in accordance with paragraph 12 of EITF 00-21, we have correctly applied the residual method to the delivered mobile device elements after applying fair value to the undelivered service elements.

2.	Addressing the criteria in paragraph 9 of EITF 00-21, tell us how you concluded that the handsets meet the separation criteria. In particular, tell us how the handsets have value to your customer on a standalone basis. Tell us if the handset is sold separately by another vendor and if a customer could resell the handset.

Response:

We concluded that our mobile handsets meet the separation criteria in paragraph 9 of EITF 00-21 because (i) the units have value to the customer on a standalone basis; (ii) there is objective and reliable evidence of the fair value of the undelivered monthly telecommunications service; and (iii) although customers have the right to return their handsets, such handsets are typically exchanged and thus it is highly probable that the undelivered portion of the services will be delivered. In discussing each of these points below, we have reproduced each subpart of paragraph 9 of EITF 00-21 and address them sequentially to demonstrate that the mobile handsets should be considered a separate unit of accounting.

a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

The mobile devices offered by us are produced by recognized, global manufacturers such as Motorola, Research In Motion, Sanyo and LG. These manufacturers sell mobile devices separately through many reseller sources, which are also available to our customers. Resellers typically sell mobile devices that are bundled with mobile service, and some resellers offer the devices for sale on a standalone basis using a published “full price,” although we believe that nearly all of these full-price offerings are used to establish the “discount” available when a reseller offers the device coupled with a minimum service contract. Although mobile handsets are of little or no value to consumers when not coupled with a service contract, handsets can be resold by customers on a standalone basis to consumers who will presumably activate a service contract for the second-hand device. Thus, we believe that the handsets have value to the customer on a standalone basis because mobile handsets are both sold separately by other vendors and the customer can resell the handsets to third parties. However, we do not believe that these types of transactions establish objective and reliable evidence of the fair value of the mobile handsets because the transactions are relatively rare and indicate a wide range of potential value associated with the handsets on a standalone basis.

b. There is objective and reliable evidence of the fair value of the undelivered item(s).

There is objective and reliable evidence of the fair value of the undelivered items, which consists of our integrated communication service offering packages. This evidence is best demonstrated by the large percentage of our customers who purchase our communication service packages without our mobile service or handsets. As described previously, the price to the customer of the service packages remains constant regardless of whether the customer purchases mobile devices. We have been offering bundled communications services to consumers since 2001. Prior to the introduction of our mobile services, we had over 20,000 subscribers to our BeyondVoice packages without mobile service under fixed-rate long-term contracts. Since the introduction of our mobile offering, 50% or more of our new customers have chosen to not include mobile services as part of their BeyondVoice packages. The monthly subscription charge has remained consistent over time and is the same for customers whether they include mobile services or not. Based upon this historical data, we believe we have objective and reliable evidence of the fair value of the undelivered items.

c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Our customers have a right to return mobile devices under certain conditions, such as a lack of adequate wireless signal coverage. Such returns typically occur very soon after activation of service. However, since we provide our mobile service through a relationship with a nationwide wireless network provider, our coverage area is comprehensive for our markets and sufficient to meet the needs of substantially all of our customers. The return of a mobile device is generally in connection with an exchange and does not impact the basic service package, which covers significant services in addition to mobile services. In the event that a customer exchanges a number of mobile lines for land lines, we would accept the return of the mobile handsets while continuing to charge the same flat fee for the bundled BeyondVoice package. In addition, we have an extensive history of a high customer retention rate under our basic service package, whereby it is reasonably considered probable that the undelivered items will be delivered.

Thus, the handsets meet each of the criteria of paragraph 9 of EITF 00-21 as described above, and we respectfully submit that we have correctly determined that the handsets are a separate unit of accounting.

* * * * * * * *

    Cbeyond acknowledges that:

•	Cbeyond is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cbeyond may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any additional questions the Staff may have regarding our financial disclosures. If you have any questions with respect to these matters, please contact our counsel, Joel H. Trotter of Latham & Watkins LLP, at (202) 637-2200.

Sincerely,

/s/ Henry C. Lyon

Henry C. Lyon

Chief Accounting Officer

cc:	James F. Geiger, Cbeyond, Inc.

J. Robert Fugate, Cbeyond, Inc.

William H. Weber, Cbeyond, Inc.

Richard L. Rodgers, Ernst & Young LLP

Christopher L. Kaufman, Latham & Watkins LLP

Joel H. Trotter, Latham & Watkins LLP